

Richmont Mines Inc.

1 Place-Ville-Marie
Suite 2130, Montreal, QC
H3B 2C6, CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES INC. ANNOUNCES A REVISED OFFERING OF $7.5 MILLION FLOW-THROUGH COMMON SHARES

**NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR
FOR DISSEMINATION IN THE U.S.**

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless an exemption from such registration is available.

MONTREAL, November 17, 2005 - Further to its news release of earlier this morning, Richmont Mines Inc. (TSX: RIC; AMEX: RIC) is pleased to announce that it has entered into a revised agreement with Blackmont Capital Inc. and Desjardins Securities Inc. pursuant to which the underwriters have agreed to purchase 1,500,000 flow-through common shares, at a price of $5.00 per flow-through share, for aggregate gross proceeds to Richmont of $7.5 million. The underwriters will receive a commission in connection with the offering equal to 6% of the gross proceeds raised pursuant to the offering and they will also be granted a non-transferable option to acquire common shares in the amount that is equal to 6% of the number of flow-through shares sold pursuant to the offering. The option shall entitle the holder to acquire one common share at an exercise price of $5.00 up to 12 months from Closing. The offering is scheduled to close on or about December 5, 2005 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX and AMEX. The securities issued pursuant to the offering shall be subject to a four month hold period in accordance with applicable Canadian securities laws.

The proceeds raised from the offering shall principally be used by Richmont for exploration at the Island Gold project. Richmont will cause an amount equal to the aggregate flow-through share proceeds from the offering to be expended on Canadian exploration expenses, which will qualify as "flow-through mining expenditures" within the meaning of the Income Tax Act (Canada).

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Fore more information, contact:

Julie Normandeau	Telephone:	(514) 397-1410
Investor Relations	Fax:	(514) 397-8620
Trading symbol: RIC	Listings:	Toronto - Amex

Web site: www.richmont-mines.com